UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of September, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	IONA TECHNOLOGIES PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒

An acquisition or disposal of financial instruments which may result in the	☐

acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption Trading Book DTR 5.1.3 (4)	☒

3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 SEPTEMBER 2007

6. Date on which issuer notified:	18 SEPTEMBER 2007

7. Threshold(s) that is/are crossed or reached:	13%

8. Notified details:

A: Voting rights attached to shares
Class/type	Situation previous		Resulting situation after the triggering transaction
of shares	to the Triggering
transaction
if possible using
the ISIN CODE	Number of	Number	Number	Number of voting rights ix		% of voting rights
	Shares	of	of
		Voting	shares
Rights viii
			Direct	Direct [x]	Indirect xi	Direct	Indirect

US46206P1093	4,853,893	13.46%		27,600	4,658,760	0.08%	12.86%
	(4,853,893			(27,600	(4,658,760
	ADRs)			ADRs)	ADRs)

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
4,686,360	12.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 4,658,760 shares arose from the interest held by GS&Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers of 4,658,760 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 27,600 shares arose from a beneficial interest held by GS&Co, a wholly-owned direct subsidiary of GS Inc, of 27,600 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact:

shareholderdisclosures@gs.com

14. Contact name:	Joanne Wall / Sean Rogers / Alan Cox

15. Contact telephone number:	0207-051-1704 / 0207-552-9205 / 0207-774 -8774

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: September 20, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer